UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Pyramid Breweries Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                          -----------------------------
                         (Title of Class of Securities)

                                    747135101
                                    ---------
                                 (CUSIP Number)

                                 R. Martin Kelly
            Magic Hat Brewing Company & Performing Arts Center, Inc.
                           431 Pine Street, Suite G-14
                              Burlington, VT 05401
                                 (802) 658-2739

                                Howard I. Fischer
                         Basso Capital Management, L.P.
                        1266 East Main Street, 4th Floor
                           Stamford, Connecticut 06902
                                 (203) 352-6100

                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
            Magic Hat Brewing Company & Performing Arts Center, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Vermont

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                            Basso Private Series LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                           2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                     Basso Multi-Strategy Holding Fund Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                           2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                 Basso Fund Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           88.  SHARED VOTING POWER                         2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                               Basso Holdings Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                         Basso Capital Management, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                           2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                  Basso GP, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                Howard I. Fischer

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                  Philip Platek

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                   John Lepore

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                  Dwight Nelson

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                  AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          2,661,798
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,661,798

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  29.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of Pyramid Breweries Inc., a Washington corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 91 S. Royal Brougham Way, Seattle, WA 98134-1219.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Magic Hat Brewing Company & Performing Arts Center, Inc. ("Magic Hat"), Basso Private Series LLC on behalf of Basso Series 3 (MHB") ("Basso MHB"), Basso Multi-Strategy Holding Fund Ltd. ("Basso Multi-Strategy Holding Fund"), Basso Fund Ltd. ("Basso Fund"), Basso Holdings Ltd. ("Basso Holdings"), Basso Capital Management, L.P. ("BCM"), Basso GP, LLC ("Basso GP"), Howard Fischer, Philip Platek, John Lepore and Dwight Nelson (collectively, the "Reporting Persons"). All disclosures made in this filing are made pursuant to the best knowledge and reasonable belief of the Reporting Persons.

Magic Hat is a Vermont corporation with a principal business office address of 431 Pine Street, Suite G-14, Burlington, VT 05401. The principal business of Magic Hat is brewing and distributing beer.

R. Martin Kelly is the President and Chief Executive Officer of Magic Hat. Steve Hood is the Vice-President of Magic Hat. Alan S. Newman is the Chief Creative Officer of Magic Hat. Susan Dorey is the Secretary of Magic Hat. H. Kenneth Merrit, Jr. is the Assistant Secretary of Magic Hat. Each of Mr. Kelly, Mr. Hood, Mr. Newman, Ms. Dorey and Mr. Merrit is a United States citizen with their principal business address at 431 Pine Street, Suite G-14, Burlington, VT 05401.

Mr. Newman is the Chairman of Magic Hat's Board of Directors. The other members of the Board of Directors are Mr. Kelly and Gregory Gatta. The citizenship, principal business address and principal business of Mr. Newman and Mr. Kelly are set forth above. Mr. Gatta is a United States citizen and his principal business address is 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. Mr. Gatta's principal business activity is working for BCM.

Basso MHB is a separate series of Basso Private Series LLC, a Delaware limited liability company with its principal place of business at 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. The members of Basso Private Series LLC with an interest in Basso MHB are Basso Multi-Strategy Holding Fund, Basso Fund and Basso Holdings, each of which is a Cayman Islands exempted company whose principal business address is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business of Basso MHB, Basso Multi-Strategy Holding Fund, Basso Fund and Basso Holdings is investment management. Basso MHB may be deemed to be a control person of Magic Hat by virtue of its ownership position in the equity securities of Magic Hat. Each of Basso Multi-Strategy Holding Fund, Basso Fund and Basso Holdings may be deemed to be a control person of Magic Hat by virtue of its ownership of Basso MHB.

BCM is a Delaware limited partnership with its principal place of business at 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. The principal business of BCM is providing investment advisory services to private investment vehicles. BCM, as the investment manager of Basso Multi-Strategy Holding Fund, Basso Fund and Basso Holdings, is deemed to be a control person with respect Magic Hat as a result of the ownership position of Basso MHB in the equity securities of Magic Hat.

The general partner of BCM is Basso GP. Basso GP is a Delaware limited liability company with its principal place of business at 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. Basso GP, as the general partner of BCM is deemed to be a control person with respect Magic Hat as a result of the ownership position of Basso MHB in the equity securities of Magic Hat. The principal business of Basso GP is acting as general partner to BCM. The controlling persons of Basso GP are Howard Fischer, Philip Platek, John Lepore and Dwight Nelson.

Howard Fischer, Philip Platek, John Lepore and Dwight Nelson are United States citizens and their principal place of business is at 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. The principal business of each of Howard Fischer, Philip Platek, John Lepore and Dwight Nelson is to act as a controlling person of BCM and Basso GP.

To the best knowledge of each of the Reporting Persons, solely with respect to itself, such person has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of Magic Hat, none of Mr. Kelly, Mr. Hood, Mr. Newman, Ms. Dorey, Mr. Merrit or Mr. Gatta has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Magic Hat has not paid any separate cash consideration to the stockholders who have entered in the Tender Agreement (as described below). The consideration provided to the stockholder who entered into the Tender Agreement was Magic Hat's execution of the Letter of Intent and commencement of efforts and expenditures to consummate the contemplated transaction.

Item 4.  Purpose of Transaction
-------------------------------

On April 29, 2008, Magic Hat and the Issuer announced the execution of a letter of intent (the "Letter of Intent"), which contemplates a transaction by which Magic Hat will acquire the Issuer through an agreed all-cash tender offer and subsequent merger, at $2.75 per Share on a fully-diluted basis. The Letter of Intent is attached hereto as Exhibit 99.1.

The proposed transaction is subject to the negotiation and execution of a definitive merger agreement. The merger agreement will provide for a first-step tender offer for outstanding Shares by an acquisition entity wholly owned by Magic Hat, to be conditioned upon the acquisition of at least 66 2/3% of the outstanding Shares. The tender offer, if consummated, will be followed by a merger of Magic Hat's acquisition entity with and into the Issuer. The proposed transaction is also subject to the satisfactory completion of a due diligence review by Magic Hat of the business, financial and legal affairs of the Issuer, and receipt of necessary consents and approvals of regulatory agencies and third parties.

The Letter of Intent provides for the payment of a break-up fee payable by the Issuer to Magic Hat in specified circumstances, and also for the payment of Magic Hat's reasonable expenses in specified circumstances, each involving the failure to consummate the proposed transaction. The board of directors of the Issuer has approved the transactions contemplated by the Letter of Intent.

Certain shareholders of the Issuer holding approximately 29% of the outstanding Shares have, concurrently with the Issuer's execution of the Letter of Intent, entered into a Tender and Support Agreement (the "Tender Agreement") with Magic Hat, pursuant to which they have agreed to tender the shares owned by them in the tender offer and have granted Magic Hat an irrevocable proxy with respect to such Shares. The portion of the Shares subject to the Tender Agreement in excess of 19.9% of the outstanding Shares may be released from the provisions of the Tender Agreement in specified circumstances in connection with the receipt by the Issuer of unsolicited superior offers as defined in the Tender Agreement.

The closing of the proposed transaction, subject to the conditions referred to above, is anticipated to occur not later than August 31, 2008.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's most recent Form 10-K, there were 9,155,085 Shares issued and outstanding as of March 10, 2008. Based on such information, after taking into account the transactions described in Item 4 above, the Reporting Persons report beneficial ownership of the following shares of Common
Stock:


Amount Beneficially Owned:

         Magic Hat - 2,661,798
         Basso MHB - 2,661,798
         Basso Multi-Strategy Holding Fund - 2,661,798
         Basso Fund - 2,661,798
         Basso Holdings - 2,661,798
         BCM - 2,661,798
         Basso GP - 2,661,798
         Howard Fischer - 2,661,798
         Philip Platek - 2,661,798
         John Lepore - 2,661,798
         Dwight Nelson - 2,661,798

Percent of Class:

         Magic Hat - 29.1%
         Basso MHB - 29.1%
         Basso Multi - Strategy Holding Fund - 29.1%
         Basso Fund - 29.1%
         Basso Holdings - 29.1%
         BCM - 29.1%
         Basso GP - 29.1%
         Howard Fischer - 29.1%
         Philip Platek - 29.1%
         John Lepore - 29.1%
         Dwight Nelson - 29.1%

Number of shares as to which such person has:

         Sole power to vote or to direct the vote

         Magic Hat - 0
         Basso MHB - 0
         Basso Multi - Strategy Holding Fund - 0
         Basso Fund - 0
         Basso Holdings - 0
         BCM - 0
         Basso GP - 0
         Howard Fischer - 0
         Philip Platek - 0
         John Lepore - 0
         Dwight Nelson - 0

         Shared power to vote or to direct the vote

         Magic Hat - 2,661,798
         Basso MHB - 2,661,798
         Basso Multi-Strategy Holding Fund - 2,661,798
         Basso Fund - 2,661,798
         Basso Holdings - 2,661,798
         BCM - 2,661,798
         Basso GP - 2,661,798
         Howard Fischer - 2,661,798
         Philip Platek - 2,661,798
         John Lepore - 2,661,798
         Dwight Nelson - 2,661,798

         Sole power to dispose or to direct the disposition of

         Magic Hat - 0
         Basso MHB - 0
         Basso Multi-Strategy Holding Fund - 0
         Basso Fund - 0
         Basso Holdings - 0
         BCM - 0
         Basso GP - 0
         Howard Fischer - 0
         Philip Platek - 0
         John Lepore - 0
         Dwight Nelson - 0

         Shared power to dispose or to direct the disposition of

         Magic Hat - 0
         Basso MHB - 0
         Basso Multi-Strategy Holding Fund - 0
         Basso Fund - 0
         Basso Holdings - 0
         BCM - 0
         Basso GP - 0
         Howard Fischer - 0
         Philip Platek - 0
         John Lepore - 0
         Dwight Nelson - 0

(c) During the last 60 days the Reporting Persons have not purchased or sold any shares of Common Stock.

(d) and (e)  Not applicable.

-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Item 6, none of the Reporting Person or, to the best knowledge of the Reporting Persons, none of the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Magic Hat has  entered  into the Letter of Intent  which is  attached  hereto as
Exhibit 99.1 and is described in Item 4 above.

Magic Hat has entered  into the Tender  Agreement  which is  attached  hereto as
Exhibit 99.2 and is described in Item 4 above.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit 99.1 - Letter of Intent dated as of April 29, 2008 by and between Magic Hat Brewing Company & Performing Arts Center, Inc. and Pyramid Breweries Inc.

Exhibit 99.2 - Form of the Tender and Support Agreement entered into on April 29, 2008 by and between Magic Hat Brewing Company & Performing Arts Center, Inc. and certain shareholders of Pyramid Breweries Inc.

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2008

MAGIC HAT BREWING COMPANY & PERFORMING ARTS CENTER, INC.


By: /s/ Robert Parette
    -------------------
Name: Robert Parette
Title: Chief Financial Officer

BASSO PRIVATE SERIES LLC
on behalf of Basso Series 3 (MHB)

BASSO MULTI-STRATEGY HOLDING FUND LTD.

BASSO FUND LTD.

BASSO HOLDINGS LTD.

BASSO CAPITAL MANAGEMENT, L.P.

By: Basso GP, LLC

By: /s/ Howard Fischer
    -------------------
    Howard Fischer, as a member
    of Basso GP, LLC, as General
    Partner of BCM (the managing
    member of Basso Private Series
    LLC on behalf of Basso
    Series 3 (MHB)


/s/ Howard Fischer
--------------------
    Howard Fischer, individually and
    on behalf of Basso GP, LLC, as member


/s/ Philip Platek
------------------
    Philip Platek


/s/ John Lepore
---------------
    John Lepore


/s/ Dwight Nelson
------------------
    Dwight Nelson

                                    Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Pyramid Breweries Inc., par value 0.01 per Share, to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  May 9, 2008

MAGIC HAT BREWING COMPANY & PERFORMING ARTS CENTER, INC.


By: /s/ Robert Parette
    -------------------
Name: Robert Parette
Title: Chief Financial Officer

BASSO PRIVATE SERIES LLC
on behalf of Basso Series 3 (MHB)

BASSO MULTI-STRATEGY HOLDING FUND LTD.

BASSO FUND LTD.

BASSO HOLDINGS LTD.

BASSO CAPITAL MANAGEMENT, L.P.

By: Basso GP, LLC

By: /s/ Howard Fischer
    ---------------------
    Howard Fischer, as a member
    of Basso GP, LLC, as General
    Partner of BCM (the managing
    member of Basso Private Series
    LLC on behalf of Basso
    Series 3 (MHB)


/s/ Howard Fischer
-------------------
    Howard Fischer, individually and
    on behalf of Basso GP, LLC, as member


/s/ Philip Platek
------------------
    Philip Platek


/s/ John Lepore
----------------
    John Lepore


/s/ Dwight Nelson
-----------------
    Dwight Nelson

SK 25318 0001 879437